EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Assisted Living Concepts, Inc.

We consent to the use of our report dated March 5, 2004 with respect to the consolidated balance sheets of Assisted Living Concepts, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2001 ( predecessor company ), and December 31, 2002 and 2003 ( successor company ) incorporated herein by reference. Our report refers to a change in accounting for stock-based compensation.

/s/ KPMG LLP

Dallas, Texas
July 7, 2004